

March 28, 2013

<u>Vis E-Mail</u>
Ms. Diane K. Bryantt
Executive Vice President, Chief Financial Officer
Investors Real Estate Trust
1400 31st Avenue SW, Suite 60
Post Office Box 1988
Minot, North Dakota 58702-1988

      Re: Investors Real Estate Trust
              Form 10-K for the year ended April 30, 2012
              Filed on July 16, 2012
              File No. 000-14851

Dear Ms. Bryantt:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                       Sincerely,

                       /s/ Robert F. Telewicz Jr.

                       Robert F. Telewicz Jr.
                       Senior Staff Accountant